July 19, 2024

Robert Klein
Chief Financial Officer
Western Uranium & Vanadium Corp.
330 Bay Street, Suite 1400
Toronto, Ontario
Canada M5H 2S8

       Re: Western Uranium & Vanadium Corp.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 16, 2024
           File No. 000-55626
Dear Robert Klein:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Item 9A Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
53

1. Please amend your filing to include disclosure of management's assessment of the effectiveness of your internal control over financial reporting ("ICFR") as of December
       31, 2023. The disclosure should include a statement as to whether or not it was found to be effective, and should identify the framework used by management to evaluate the effectiveness of your ICFR. Refer to Item 308(a) of Regulation S-K.
 July 19, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation